UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Others

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the Bank) Report on Form 6-K

We wish to inform you the following:

Call with media on financial results for the quarter and six months ended September 30, 2026

The Bank will host a conference call with media at 4:00 p.m. (IST) on October 17, 2026, to discuss the financial results of the Bank for the quarter and six months ended September 30, 2026.

Dial-in details to be shared with the participants

Earnings call on financial results for the quarter and six months ended September 30, 2026

The Bank will host an earnings call with analysts and investors at 5:00 p.m. (IST) on October 17, 2026 to discuss the financial results of the Bank for the quarter and six months ended September 30, 2026.

The dial-in details for the conference call are given below:

Universal dial-ins	+91-22-62801154, +91-22-71158055
Toll-free dial numbers	India: 18001201221 Hong Kong: 800964448 Singapore: 8001012045 UK: 08081011573 USA: 18667462133
Pre-registration details https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=1627142&linkSecurityString=e396837fc

The audio recording and transcript of the above calls will be posted on the Bank's website at https://www.icici.bank.in

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: October 14, 2026	By:	/s/ Vivek Ranjan
Name :	Vivek Ranjan
Title :	Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email: companysecretary@icici.bank.in Website: www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India